Exhibit - (a)(1)(v)

FORM OF REMINDER E-MAIL TO ELIGIBLE EMPLOYEES

Date:	, 2009
To:	Eligible Employees
From:	Stereotaxis, Inc.
Re:	Reminder About Our Exchange Offer

The Exchange Offer for all Eligible Options and Eligible Stock Appreciation Rights is currently open and available to all Eligible Employees. As previously communicated, the exchange offer is scheduled to close at 11:59 p.m. local St. Louis time on September 14, 2009. Remember, if you wish to participate and have not done so already, you must ensure that we receive your properly completed and signed Election Form before such time (or such later date as may apply if the exchange offer is extended).

Election Forms must be submitted to Sarah Kamp by (i) hand delivery, (ii) facsimile to (314) 678-6119 or (iii) by email to sarah.kamp@stereotaxis.com. Please note that these are the only three acceptable methods for delivery of your Election Form, and you may not submit your Election Form via interoffice or U.S. mail.

You should direct questions about the exchange offer or requests for assistance to Peggy Stohr by telephone at (314) 678-6111 or by email to peggy.stohr@stereotaxis.com.

Note: Concepts and terms used herein are further described and defined in the Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights referred to herein as the “Exchange Offer”. Please read the Exchange Offer in its entirety.